UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[_] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

Dimicron, Inc.

(Exact name of issuer as specified in its charter)

Utah	84-1384895
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1186 South 1680 West

Orem, Utah 84058

(Mailing Address of principal executive offices)

(801) 221-4591

Issuer’s telephone number, including area code

In this semiannual report on Form 1-SA, the terms “Dymicron”, “we”, “us”, “our” or the “Company” refer to Dimicron, Inc. dba Dymicron

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS SEMIANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Six months ended June 30, 2023 Compared to six months ended June 30, 2022

Revenues. The Company generated a total of $186,689 in revenues for the six months ended June 30, 2023, an increase compared to $104,292 revenues for the six months ended June 30, 2022. The Company’s revenues consist of revenues recognized at the time that a device is implanted or delivered to a stocking distributor based on contractual obligations and revenues earned over time from leasing its machinery. During the six months ended June 30, 2023 and 2022, the Company generated revenues of $122,682 and $53,652, respectively, from sales of Triadyme®-C in Germany and Spain (and South Africa during the six months ended June 30, 2023) directly to hospitals and to stocking distributors. Such sales are generated through our wholly-owned subsidiary, Dymicron EU GmbH. The increase in sales of the Triadyme®-C during the six months ended June 30, 2023 compared to the same period in 2022 was primarily due to an increase in sales in Germany to hospitals. The Company believes this increase is related to the Company commencing clinical trials for a CE Mark for the Triadyme®-C, which resulted in both increased awareness of the product in Germany, as well as doctors in Germany recommending suitable patients in Germany to participate in our clinical trial. During the six months ended June 30, 2023 the stocking distributor out of Spain placed orders in the amount of $10,917, and the Company added a new stocking distributor in South America that placed orders of our products resulting in $34,000 in revenue to the Company.

Cost of Goods Sold. Cost of goods sold consists primarily of the cost of raw materials used to manufacture our products. The Company incurred $11,561 and $49,831 in cost of goods sold for the six months ended June 30, 2023, and June 30, 2022. Despite an increase in revenues, the cost of goods sold decreased for the six months ended June 30, 2023 compared to the same period in 2022 primarily as a result of the Company’s existing inventory of Triadyme®-C products that it manufactured in prior periods. As a result, the Company incurred less manufacturing and raw material costs during the six months ended June 30, 2023 as it did during the same period in 2022, when it was required to manufacture those products that it sold.

Operating Expenses. The Company’s operating expenses for the six months ended June 30, 2023 were $2,786,889 compared to $2,273,029 for the six months ended June 30, 2022. The largest component of operating expenses for the six months ended June 30, 2023 was general and administrative expenses. General and administrative expenses increased 33% from the six months ended June 30, 2022 to the six months ended June 30, 2023, from $1,628,404 for the six months ended June 30, 2022 to $2,175,375 for the six months ended June 30, 2023. General and administrative expenses were comprised of payroll expenses (including salaries to executive officers), consulting expenses, rent, insurance, travel, and marketing expenses. The increase in general and administrative expenses during the six months ended June 30, 2023 compared to the same period in 2022 is primarily attributable to pay raises given to employees of the Company and hiring an additional employee. General and administrative expenses also increased as a result of hiring employees to increase the production of our Triadyme®-C discs. The second biggest component of operating expenses for the six months ended June 30, 2023 was product development expenses, which were $569,299 for the six months ended June 30, 2023 compared to $607,389 for the six months ended June 30, 2022 – slight decrease. Product development expenses were comprised of expenses related to manufacturing and research and development (including payroll to our R&D and manufacturing staff) as well as legal expenses related to protecting our intellectual property portfolio. Product development expenses were relatively stable between these two periods primarily as a result of expenses related to testing and consulting services related to our IDE application to the FDA.

2

Other Expenses. During the six months ended June 30, 2023 and 2022, the Company incurred $2,030,289 and $1,892,164, respectively, in interest expenses related to the outstanding Convertible Note issued to Diamicron Lenders, LLC. The slight increase in interest expense this note during the six months ended June 30, 2023 compared to the same period in 2022 is the result of additional borrowings under the Convertible Note during the six months ended June 30, 2023, in the total principal amount of $3,390,000. See “Liquidity and Capital Resources --Indebtedness” below.

Other Income. During the six months ended June 30, 2022, the Company received $32,040 in other income from the lease of the Company’s manufacturing equipment to a third party. The Company received $26,463 in other income from the lease of manufacturing equipment to a third party during the six months ended June 30, 2022.

Net Loss. As a result of the foregoing, the Company incurred a net loss of $4,610,022 for the six months ended June 30, 2023, compared to a net loss of $4,084,223 for the six months ended June 30, 2022 – an increase in net loss of $525,799, or 12.8%.

The Company incurred revenues and expenses in two different currencies during the six months ended June 30, 2023 and 2022, including dollars and Euros. All assets, liabilities, revenues, and expenses are converted to dollars for recording and presentation in the Company’s consolidated financial statements. The Company recorded foreign currency translation adjustments for the six months ended June 30, 2023 and 2022. These adjustments are the currency translation effects and are recorded through other comprehensive income in accordance with FASB ASC 220, Comprehensive Income. In the six months ended June 30, 2023 and 2021, the Company’s net comprehensive loss was $4,693,360 and $4,061,949, respectively, after giving effect to such translations.

Liquidity and Capital Resources

As of June 30, 2023, the Company had $1,422,356 in cash and cash equivalents, and had positive working capital of $2,025,738. The Company is currently generating revenues through sales of its Triadyme®-C, but has not yet generated profits. The Company has historically been capitalized by “friends and family” investments from related parties and its officers and directors, through issuances of equity and convertible debt. On January 24, 2023, the Company commenced an offering under Tier 2 of Regulation A under the Securities Act, in which it sought to raise up to $15.8 million from the sale of its Non-Voting Common Stock. As of June 30, 2023, the Company had raised $155,647 from the sale of 27,069 shares of Non-Voting Common Stock in this offering. The offering terminated on July 20, 2023. The Company received total subscriptions for 65,533 shares of its Non-Voting Common Stock in this offering, representing total gross proceeds of $373,940. The Company is still in the process of closing on the subscriptions received in this offering. The Company plans to continue to try to raise additional capital through equity and/or debt offerings, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce its operations, and could become insolvent. As of the date of this report, we have applied to the FDA for our IDE application and are waiting for an additional tests to be completed before we commence our clinical trials related to our IDE application. Once commenced, we believe we could continue operations for an additional 8 to 12 months from the date of commencement of these trials without raising additional capital. We estimate that we will need to raise additional capital to complete the clinical trials required for the IDE application, as well as our intended PMA application.

Alan Layton Commitment

In July 2020, Alan Layton committed to invest $10,000,000 in the Company through the “Class G” series under the Convertible Note with Diamicron Lenders (discussed further below under “Indebtedness”). As of June 30, 2023 he has invested $12,040,000 in the “Class G” series, exceeding the amount he committed to invest.

3

Indebtedness

Convertible Notes to Related Parties

From 2009 to 2022, the Company conducted several exempt private placement offerings pursuant to Section 4(a)(2) of the Securities Act in which it raised proceeds through the issuance of convertible notes to a number of investors, many of whom are related parties of the Company. Instead of receiving individual convertible notes from the Company, the investors in the offerings formed an entity, Diamicron Lenders, LLC, a Utah limited liability company (“Diamicron Lenders”), which acted as a special-purpose-vehicle to facilitate investment in the Company. Investors purchased membership interests in Diamicron Lenders in the amount that they sought to lend to the Company; the Company issued Diamicron Lenders a single convertible promissory note in exchange for those funds. As the Company conducted subsequent private placements for additional funds, the Company entered into an amended and restated convertible promissory note with Diamicron each time to reflect the terms of the new investment in the Company. To date, the Company has received seven series of investments under the convertible promissory note with Diamicron Lenders, which is now the Tenth Amended, Restated And Consolidated Convertible Promissory Note between the Company and Diamicron Lenders (the “Convertible Note”). Each series has its own terms under the Convertible Note, and we refer to the seven series as “Class A” through “Class G”.

As of June 30, 2023 the total principal balance under the Convertible Note was $49,785,100 (not including accrued interest). The terms of the various series as of June 30, 2023, as well as principal amount issued in each of series, is summarized below.

Class A

•	Total Principal Balance (not including accrued interest): $4,999,900;
•	Interest accrues at 8% per annum;
•	Interest and principal due at maturity on December 31, 2025;
•	Convertible into Voting Common Stock of the Company at $0.28 per share at the note holder’s option;
•	Secured by all Company assets.

Class B

•	Total Principal Balance (not including accrued interest): $1,990,000;
•	Interest accrues at 9% per annum;
•	Interest and principal due at maturity on December 31, 2025;
•	Secured by all Company assets;
•	Not convertible into equity of the Company.

Class C

•	Total Principal Balance (not including accrued interest): $7,000,000;
•	Interest accrues at 10% per annum;
•	Interest and principal due at maturity on December 31, 2025;
•	Convertible into Voting Common Stock of the Company at $0.29 per share at the note holder’s option;
•	secured by all Company assets.

4

Class D

•	Total Principal Balance (not including accrued interest): $9,659,900
•	Interest accrues at 10% per annum;
•	Interest and principal due at maturity due December 31, 2025;
•	Convertible into Voting Common Stock of the Company at $0.36 per share at the note holder’s option;
•	Secured by all Company assets.

Class E

•	Total Principal Balance (not including accrued interest): $10,012,300;
•	Interest accrues at 7% per annum;
•	Interest and principal due at maturity on December 31, 2025;
•	Convertible into Voting Common Stock of the Company at $0.42 per share at the note holder’s option;
•	Secured by all Company assets.

Class F

•	Total Principal Balance (not including accrued interest): $3,723,000;
•	Interest accrues at 8% per annum;
•	Interest and principal due at maturity on December 31, 2025;
•	Convertible into Voting Common Stock of the Company at rates between $0.20 to $0.55 per share at the note holder’s option depending on the date of contribution;
•	Secured by all Company assets.

Class G

•	Total Principal Balance (not including accrued interest): $12,400,000
•	Interest accrues at 8% per annum,
•	Interest and principal due at maturity on December 31, 2025;
•	Convertible into Voting Common Stock of the Company at $0.40 per share at the note holder’s option;
•	Secured by all Company assets.

Interest expense on the Convertible Note was $2 $2,303,289 and $1,892,164 for the six months ended June 30, 2023 and June 30, 2022. Interest payable on the Convertible Note was $26,523,518 and $24,499,428 as of June 30, 2023 and June 30, 2022, respectively.

Equipment Financing Loan

On June 2021, the Company entered into an equipment finance agreement with U.S. Bank, pursuant to which it obtained a loan to purchase manufacturing equipment for its facility in Orem, UT. The loan amount was $240,835, accrues interest at 3.5166% per year, and will mature on October 31, 2026. Payments for interest and principal in the amount of $4,383 is required monthly. Total interest payments on this loan for the six months ended June 30, 2023, were $6,199, and $3,942 for the six months ended June 30, 2022. As of June 30, 2023 the total remaining balance on this note was $161,397.

5

Capital Commitments

Leases

The future minimum rental payments under our office leases having initial or remaining non-cancelable lease terms in excess of one year were $128,101 as of June 30, 2023 (with such obligations being fully paid by the end of 2025).

Trend Information

By 2028, the cervical total disc replacement market size is expected to grow to $4.375 billion globally, and to $1.232 billion in the United States, at a CAGR of 18.3% during 2022–2028. The expected growth of the artificial cervical intervertebral disc market is attributed to the rising prevalence of cervical injuries due to growing numbers of vehicle accidents and sports injuries, fueled in part by population growth.

Increases in the prevalence of cervical injuries is expected to lead to an increase in need for cervical disc replacement procedures. With the majority of cervical disc designs in use today being susceptible to wear (potentially causing metal and polyethylene wear debris to be released into the body) and considering that approximately 55% of total joint failures are due to loosening caused by wear particles, we believe that patients will increasingly desire cervical total disc replacements that are resistant to such wear.

ITEM 2. OTHER INFORMATION

None.

6

ITEM 3. FINANCIAL STATEMENTS

Dimicron, Inc. dba Dymicron

Unaudited consolidated financial statements Report

For the six months ended June 30, 2023, and the year ended December 31, 2022 (Audited) and for six-month ended June 30, 2022 (Unaudited):

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DIMICRON, INC. DBA DYMICRON

C O N T E N T S

Consolidated Financial Statements: as of June 30,2023 (Unaudited) and December 31, 2022 (Audited) and for the six-month periods ended June 30, 2022 (Unaudited):

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DIMICRON, INC. DBA DYMICRON

Unaudited Consolidated Balance Sheets

As of June 30, 2023 (unaudited) and December 31, 2022 (audited).

ASSETS	June 30, 2023	December 31, 2022
Current assets:
Cash and cash equivalents	$1,422,356	$220,048
Accounts receivable, net	146,645	105,922
Prepaids and advances	17,547	6,844
Inventory, net	794,222	790,101
Other receivables	3,418	3,418
Total current assets	2,384,188	1,126,333
Non-current assets:
Property and equipment, net	287,936	330,151
Deposits	6,784	6,784
Right-of-use asset - operating	118,820	159,844
Total non-current assets	413,539	496,779
Total assets	$2,797,728	$1,623,112

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$32,909	$48,471
Accrued expenses	181,791	169,126
Deferred revenue	14,250	14,250
Leases liability - operating, current	82,780	78,506
Notes payable, current	46,720	46,720
Total current liabilities	358,450	357,073
Long-term liabilities:
Notes payable, noncurrent	110,705	137,821
Notes payable - related party	49,785,100	46,395,100
Interest payable - related party	26,523,518	24,499,428
Lease liability - operating, non-current	128,101	90,142
Total long-term liabilities	76,547,423	71,122,491
Total liabilities	76,905,873	71,479,564
Stockholders' deficit:
Preferred stock - series A, $0.001 par value; no shares issued and outstanding	–	–
Preferred stock - Series B, $0.001 par value; 506,874 shares issued and outstanding	507	507
Common stock, $0.001 par value; 20,000,000 shares authorized, and 4,407,985 shares issued and outstanding, respectively	4,408	4,408
Non-Voting Common stock, $0.001 par value; 20,000 shares authorized and 27,069 shares issued	27
Additional paid-in capital	24,737,154	24,086,863
Treasury stock	(51,944)	(51,944)
Accumulated other comprehensive income (loss)	(83,338)	208,651
Accumulated deficit	(98,714,959)	(94,104,937)
Total stockholders' deficit	(74,108,145)	(69,856,452)
Total liabilities and stockholders' deficit	$2,797,728	$1,623,112

The accompanying notes to the financial statements are an integral part of these statements. In the opinion of management, all adjustments necessary in order to make these interim financial statements not misleading have been included.

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DIMICRON, INC. DBA DYMICRON

Unaudited Statements of Operations

For the six-month ended June 30, 2023 (unaudited) and June 30, 2022 (Unaudited).

	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022

Revenue and cost of goods sold:
Revenue	$186,689	$104,292
Cost of goods or services sold	(11,561)	(49,831)

Gross profit	175,128	54,461

Operating expenses:
Product development costs	569,299	607,389
Depreciation	42,215	37,236
General and administrative expenses	2,175,375	1,628,404

Total operating expenses	2,786,889	2,273,029

Income (loss) from operations	(2,611,761)	(2,218,568)

Other income (expenses):
Interest income	87	146
Interest expense - related party	(2,030,289)	(1,892,164)
Gain (loss) on disposal of assets	–	–
Foreign currency translation gain (loss)	–
PPP forgiveness	–	–
Other income (expense)	32,040	26,463

Total other income (expenses)	(1,998,161)	(1,865,555)

Net income (loss) before income taxes	(4,609,922)	(4,084,123)

Income tax expense (benefit)	100	100

Net income (loss)	$(4,610,022)	$(4,084,223)

The accompanying notes to the financial statements are an integral part of these statements. In the opinion of management, all adjustments necessary in order to make these interim financial statements not misleading have been included.

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DIMICRON, INC. DBA DYMICRON

Unaudited Statements of Comprehensive Loss

For the six months ended June 30, 2023 and June 30, 2022 (Unaudited).

	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022

Net income (loss)	$(4,610,022)	$(4,084,223)

Other comprehensive gain (loss)

Foreign currency translation adjustments	(83,338)	22,274

Net comprehensive income (loss)	$(4,693,360)	$(4,061,949)

The accompanying notes to the financial statements are an integral part of these statements. In the opinion of management, all adjustments necessary in order to make these interim financial statements not misleading have been included.

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DIMICRON, INC. DBA DYMICRON

Unaudited Statements of Changes in Stockholders’ Deficit

	Series B Preferred Stock		Common Stock		Common	Non-Voting	Additional Paid-in	Treasury	Comprehensive	Accumulated	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Stock	Gain (Loss)	Deficit	Deficit

Balance at December 31, 2021	506,874	$507	4,407,985	$4,408	$–	$–	$23,301,713	$(51,944)	$374,967	$(85,774,851)	$(62,145,200)

Value of stock options issued and vested during the year	–	–	–	–	–	–	785,150	–	–	–	785,150

Effects of foreign currency translation	–	–	–	–	–	–	–	–	(166,316)	–	(166,316)

Net loss	–	–	–	–	–	–	–	–	–	(8,330,086)	(8,330,086)

Balance at June 30, 2022	506,874	$507	4,407,985	$4,408	$–	$–	$24,086,863	$(51,944)	$208,651	$(94,104,937)	$(69,856,452)

Value of stock options issued and vested during the year	–	–	–	–	–	–	–	–	–	–	–

Effects of foreign currency translation	–	–	–	–	–	–	–	–	–	–	–

Net loss	–	–	–	–	–	–	–	–	–	(4,245,863)	(4,245,863)

Balance at December 31, 2022	506,874	$507	4,407,985	$4,408	$–	$–	$24,086,863	$(51,944)	$208,651	$(94,104,937)	$(69,856,452)

Value of stock options issued and vested during the year	–	–	–	–	–	–	250,093	–	–	–	250,093

Crowd Funding	–		–	–	27,069	–	155,647	–	–	–	155,647

Effects of foreign currency translation	–	–	–	–	–	–	–	–	(83,338)	–	(83,338)

Net loss	–	–	–	–	–	–	–	–	–	(4,610,022)	(4,610,022)

Balance at June 30, 2023	506,874	$507	4,407,985	$4,408	$27,069	$155,647	$24,492,603	$(51,944)	$125,313	$(98,714,959)	$(74,144,072)

The accompanying notes to the financial statements are an integral part of these statements. In the opinion of management, all adjustments necessary in order to make these interim financial statements not misleading have been included.

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DIMICRON, INC. DBA DYMICRON

Unaudited Consolidated Statements of Cash Flows

For the six months ended June 30, 2023 (unaudited) and June 30, 2022 (Unaudited).

	For the Six Months Ended June 30,2023	For the Six Months Ended June 30, 2022
Cash flows from operating activities

Net income (loss)	$(4,610,022)	$(4,084,223)

Adjustment to reconcile net income (loss) to net cash from operating activities:
Depreciation	42,215	37,236
Stock option issued for compensation	400,225	109,500
(Gain) loss on sale or disposal of assets	0	–

(Increase) decrease in:
Accounts receivable	(40,723)	106,631
Prepaids, advances and deposits	(10,703)	1,895
Inventory	(4,819)	18,483
Right-of-use asset	(41,024)	34,676
Increase (decrease) in:
Accounts payable and accrued expenses	(2,897)	(15,718)
Lease liability	(42,232)	(33,431)
Interest payable - related party	2,024,090	1,888,211

Net cash flows from operating activities	(2,285,890)	(1,936,740)

Cash flows from investing activities:
Purchase of property and equipment	–	(3,391)

Net cash flows from investing activities	–	(3,391)

Cash flows from financing activities:
Payments made on notes payable	(27,116)	(22,346)
Proceeds from related party debt	3,390,000	1,700,000

Net cash flows from financing activities	3,362,884	1,677,654

Effect of exchange rate on changes in cash	125,313	22,274

Net increase (decrease) in cash, cash equivalents, and restricted cash	1,202,307	(240,203)

Cash, cash equivalents, and restricted cash at beginning of period	1,202,541	1,442,744

Cash, cash equivalents, and restricted cash at end of period	$2,404,848	$1,202,541

Supplemental disclosure of cash flow information:

Cash paid during the year for:
Interest paid	$(6,199)	$(3,953)
Taxes	$(100)	$(100)

Non-cash investing and financing activities
Stock compensation	$400,225	$109,500
Notes payable issued for equipment purchase	$–	$–

The accompanying notes to the financial statements are an integral part of these statements. In the opinion of management, all adjustments necessary in order to make these interim financial statements not misleading have been included.

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DIMICRON, INC. DBA DYMICRON

Notes to the Consolidated Financial Statements

As of June 30, 2023 (Unaudited) and December 31, 2022 (Audited) and for the six-months ended June 30, 2023 and 2022 (Unaudited)

1.            ORGANIZATION

Dimicron, Inc. (the "Company") is a medical device technology company, incorporated on February 7, 1997, in the State of Utah. The Company was originally incorporated as Diamicron, Inc. until it changed its name to Dimicron, Inc. effective April 20, 2011. On September 30, 2014, the Company registered the "doing business as" (dba) name of Dymicron. Since its inception, the Company has engaged itself in the research and development of high pressure/high temperature synthesis of polycrystalline diamond compact (PDC) materials for medical device applications. The focus of this research and development has been towards medical implants for artificial joint replacement, beginning with total hip replacement. Significant developments have been made on total hip replacement, but the Company has currently placed these efforts on hold. The Company’s currents efforts are towards the development of total spinal disc replacement. Since inception, the Company has developed a large body of technology and intellectual property required to accomplish its objectives, including the successful formulation of biocompatible PDC, and the development of shaping, polishing, finishing and other manufacturing processes and testing techniques for its proprietary synthetic diamond materials. PDC constitutes a platform technology, upon which a number of additional medical device applications may be developed.

The Company has a solely owned subsidiary in Germany named Dymicron EU GmbH (Germany), which helps with the direct sales of its products in Germany and its distribution of its products in Spain.

The Company's most pressing current goals are to pursuit its regulatory approval in the United States and expand commercial sales of its cervical total disc replacement implant in Europe and other countries. This work includes continued compliance with the European Union's Medical Device Directive and relevant ISO standards. The Company is also continuing to work with clinical partners to collect data regarding safety and field performance of its TDR implant for future publishing and marketing efforts. Future success of the Company is likely contingent of receiving FDA approval for its products and expanding sales to attract potential strategic partners.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) using the accrual method of accounting. All income is recorded when earned and all expenses are recorded when incurred regardless of when such amounts are received or paid.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Dimicron, Inc. and its subsidiaries. Dimicron EU GmbH (Germany) (a wholly owned subsidiary) operates in Germany. All significant intercompany transactions have been eliminated. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities in accordance with the Variable Interest Entity Subsections of FASB ASC Subtopic 810-10, Consolidation - Overall, and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements.

For the Company's foreign subsidiaries, the functional currency has been determined to be the local currency. Accordingly, assets and liabilities are translated at year-end exchange rates, and operating statement items are translated at average exchange rates prevailing during the year. The resultant cumulative translation adjustments to the assets and liabilities are recorded as other comprehensive income (loss) as a separate component of stockholders’ equity (deficit). Exchange adjustments resulting from foreign currency transactions are included in the determination of net income (loss). Such amounts are immaterial for all months presented.

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DIMICRON, INC. DBA DYMICRON

Notes to the Consolidated Financial Statements

As of June 30, 2023 (Unaudited) and December 31, 2022 (Audited) and for the six-months ended June 30, 2023 and 2022 (Unaudited)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual amounts could differ from these estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments with a maturity of less than three months to be cash equivalents. The Company had no cash equivalents other than cash on June 30, 2023, and December 31, 2022.

Accounts Receivable and Other Receivables

Customer accounts receivable are stated at the amount management expects to collect on balances. Management closely monitors outstanding balances and writes off all balances past due after a certain period of time and for which all collection efforts have been exhausted.

Accounts receivable balance as of June 30, 2023, and December 31, 2022, consisted of the following:

	6/30/2023	12/31/2022

Accounts receivable	$146,645	$105,922
Less:
Allowance for uncollectible accounts	–	–
	$146,645	$105,922

Uninsured Corporate Cash Balances

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited with federally insured commercial banks. At times throughout the year, the Company maintains certain bank accounts in excess of FDIC insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk related to these accounts.

The Company also holds a cash account in a foreign bank account (Germany) that is not FDIC insured, which funds could potentially be impacted due to adverse economic conditions with these countries or other significant risks of loss. The balance of this foreign bank accounts was $107,810 and $103,943 as of June 30, 2023, and December 31, 2022, respectively. The Company does not anticipate any losses from this risk.

15

DIMICRON, INC. DBA DYMICRON

Notes to the Consolidated Financial Statements

As of June 30, 2023 (Unaudited) and December 31, 2022 (Audited) and for the six-months ended June 30, 2023 and 2022 (Unaudited)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for minor replacements, maintenance and repairs which do not increase the useful lives of the property and equipment are charged to operations as incurred. Major additions and improvements are capitalized. Depreciation and amortization on property and equipment are computed using the straight-line method over estimated useful lives as follows:

Office equipment	3 to 5 years
Shop equipment	3 to 7 years
Leasehold improvements	2 years

Stock-Based Compensation

The Company adopted the provisions of Accounting Standards Codification 718, Compensation - Stock Compensation (ASC 718). ASC 718 requires the measurement and recognition of compensation for all stock-based awards made to employees and directors based on estimated fair values. Under ASC 718, the Company uses the Black-Scholes option pricing model as the method of valuation for stock-based awards. The determination of the fair value of stock-based awards on the date of grant is affected by the fair value of the stock as well as assumptions regarding a number of complex and subjective variables. The variables include, but are not limited to, 1) the expected life of the option, 2) the expected volatility of the fair value over the term of the award, and 3) actual and projected exercise behaviors.

The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Statement of Operations. Stock-based compensation expense recognized in the Statements of Operations for the six-month ended June 30, 2023, and the six months ended June 30, 2022, assumes all awards will vest; therefore, no reduction has been made for estimated forfeitures.

Income Taxes

The Company files federal income tax returns in the U.S. and state income tax returns in those state jurisdictions where it is required to file.

The Company adopted the provisions of Accounting Standards Codification 740, Income Taxes (ASC 740). ASC 740 requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the consolidated financial statements. As a result of the implementation of ASC 740, the Company performed a review of its material tax positions in accordance with measurement standards established by ASC 740. At the adoption date, the Company had no unrecognized tax benefit which would affect the effective tax rate if recognized. There has been no significant change in the unrecognized tax benefit during the six months ended June 30, 2023, and the year ended December 31, 2022. The Company also estimates that the unrecognized tax benefit will not change significantly within the next twelve months.

16

DIMICRON, INC. DBA DYMICRON

Notes to the Consolidated Financial Statements

As of June 30, 2023 (Unaudited) and December 31, 2022 (Audited) and for the six-months ended June 30, 2023 and 2022 (Unaudited)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

There are no tax positions included in the accompanying consolidated financial statements on June 30, 2023, and December 31, 2022, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

Provisions for income taxes are based on amounts reported in the statement of operations and include state taxes of $100. No deferred tax asset for net operating losses and research tax credits has been recorded in the consolidated financial statements since it has not yet been determined that the Company will experience a future benefit from them (see Note 10).

Concentrations of Risk

Credit losses, if any, have been provided for in the consolidated financial statements and are based on management’s expectations. The Company’s accounts receivable are subject to potential concentrations of credit risk. The Company does not believe that it is subject to any unusual risks or significant risks in the normal course of its business.

A significant amount of the Company’s financing has been dependent on a few current stockholders. If lending or capital investments stopped from these stockholders, it could significantly affect the Company’s ability to continue until ongoing operations and revenues were obtained. The Company believes it will continue its relationships and be able to maintain its current course of business.

Foreign Operations

The Company operates in various foreign countries. The Company may be adversely affected by possible political or economic instability in these foreign countries. The risks include, but are not limited to terrorism, military repression, expropriation, changing fiscal regimes, extreme fluctuations in currency exchange rates, high rates of inflation and the absence of industrial and economic infrastructure. Changes in development or investment policies or shifts in the prevailing political climate in these countries in which the Company operates could adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to development restrictions, price controls, export controls, income and other taxes, expropriation of property, maintenance of claims, environmental legislation, labor, welfare, benefit policies, land use, land claims of local residents, water use and mine safety. The effect of these factors cannot be accurately predicted.

Foreign Currency Translation

Since the subsidiary’s financial statements must be translated into U.S. Dollars, major changes in the currency exchange rate between the foreign denominations and U.S. Dollars may have a significant impact on the operations of the Company. Although the Company does not anticipate the currency exchange rate to be significantly different over the next 12 months, no such assurances can be given.

17

DIMICRON, INC. DBA DYMICRON

Notes to the Consolidated Financial Statements

As of June 30, 2023 (Unaudited) and December 31, 2022 (Audited) and for the six-months ended June 30, 2023 and 2022 (Unaudited)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Risk (Continued)

Revenue Concentrations

During the six months ended June 30, 2023, and the six months ended June 30, 2022, the Company had customers generate revenues greater than 10% of total revenues. Revenues from these customers were $107,419 and $55,444 or 87% and 98%, of total revenues for the six months ended June 30, 2023, and June 30, 2022, respectively. The company also signed a new Distributor located in South America.

Advertising

The Company generally expenses advertising costs as incurred. Advertising expense was $19,722 and $5,230 for the six months ended June 30, 2023, and June 30,2022, respectively.

Revenue Recognition

The Company recognizes revenue when goods are delivered or implanted to patients. All revenue for the Company is recognized at the point-in-time of implant or when delivered to customer based on contractual obligations. Any amount collected from customers for goods not yet delivered is recorded as unearned revenue.

The Company also rents out its machinery to other customers for the manufacturing of their products. Revenue is recognized when time of use is transpired. For the six months ended June 30, 2023, and June 30,2022, total revenue recognized were as follows:

	6/30/2023	6/30/2022

Revenue recognized over-time	$34,000	$50,640
Revenue recognized at a point-in-time*	152,689	53,651
Total	$186,689	$104,291
*Revenue is generated from Dymicron EU GmbH (Germany)

As of June 30, 2023, and December 31, 2022, the accounts receivable and unearned revenue consisted of the following:

	6/30/2023	12/31/2022

Accounts receivable	$146,645	$105,922
Unearned revenue	$32,909	$48,471

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DIMICRON, INC. DBA DYMICRON

Notes to the Consolidated Financial Statements

As of June 30, 2023 (Unaudited) and December 31, 2022 (Audited) and for the six-months ended June 30, 2023 and 2022 (Unaudited)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Raw materials are stated at the lower of cost (computed on an average cost basis) or market. Work-in-process and finished goods are stated at the lower of an average cost or market. Obsolete items are expensed at the time impairment is determined. The Company evaluates the inventory at least annually.

Currencies and Translation Adjustments

The Company incurred revenues and expenses in two different currencies during the periods presented which include U.S. Dollars (USD) and Euros (EUR). All assets, liabilities, revenues, and expenses are converted to USD for recording and presentation in the accompanying consolidated financial statements. The Company recorded foreign currency translation adjustments for the six months ended June 30, 2023, and June 30,2022. These adjustments are the currency translation effects and are recorded through other comprehensive income in accordance with FASB ASC 220, Comprehensive Income (“ASC 220”).

3.            INVENTORY

Inventory consisted of the following as of June 30, 2023, and December 31, 2022:

	6/30/2023	12/31/2022

Raw materials and supplies	$60,628	$60,628
Work-in-process	100,982	100,982
Finished goods	632,612	628,491
Less: inventory valuation allowance	–	–
Total inventory	$794,222	$790,101

4.            PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of June 30, 2023 and December 31, 2022

	6/30/2023	12/31/2022

Office equipment	$81,485	$95,708
Shop equipment	2,141,088	2,176,876
Leasehold improvements	84,171	84,171

Total property and equipment	2,306,744	2,356,755

Less accumulated depreciation	(2,018,808)	(2,026,604)

Property and equipment, net	$287,936	$330,151

Total depreciation expenses for the six months ended June 30, 2023 and June 30, 2022, were $42,215 and $37,236 respectively.

19

DIMICRON, INC. DBA DYMICRON

Notes to the Consolidated Financial Statements

As of June 30, 2023 (Unaudited) and December 31, 2022 (Audited) and for the six-months ended June 30, 2023 and 2022 (Unaudited)

5.            NOTES PAYABLE

During the year ended December 31, 2022, the Company obtained financing to purchase equipment for $240,835. The loan accrues interest at 3.5166% per annum and will mature on October 31, 2026. Payments for interest and principal in the amount of $4,383 is required monthly. Future principal payment commitments for this note payable as of December 31, 2022, is as follows:

2023
Years ending December 31,
2023	$46,720
2024	48,390
2025	50,119
2026	12,196
2027	–
Thereafter	–

Total	157,425

Total interest charged for this note payable for the six months ended June 30, 2023, was $6,199 and $3,942 for the six months ended June 30,2022.

20

DIMICRON, INC. DBA DYMICRON

Notes to the Consolidated Financial Statements

As of June 30, 2023 (Unaudited) and December 31, 2022 (Audited) and for the six-months ended June 30, 2023 and 2022 (Unaudited)

6.            NOTES PAYABLE – RELATED PARTIES

Notes payable to related parties consisted of the following as of June 30, 2023, and December 31, 2022

	6/30/2023	12/31/2022
Various convertible notes payable to a related company, interest at 9% per annum, interest and principal due at maturity on December 31, 2025; secured by all Company assets.	$1,990,000	$1,990,000

Various convertible notes payable to a related company, interest at 10% per annum, interest and principal due at maturity on December 31, 2025; convertible into common shares of the Company at $0.29 per share at the note holder's option, secured by all Company assets.	7,000,000	7,000,000

Various convertible notes payable to a related company, interest at 8% per annum, interest payments due quarterly, principal due at maturity on December 31, 2025, convertible into common shares of the Company at $0.28 per share at the note holder's option, secured by all Company assets.	4,999,900	4,999,900

Various notes payable to various shareholders, interest at 10% per annum, principal and interest payments due December 31, 2025; convertible into common shares of the Company at $0.36 per share at the note holder's option, secured by all Company assets.	9,659,900	9,659,900

Various notes payable to various shareholders, interest at 7% per annum, principal and interest payments due December 31, 2025; convertible into common shares of the Company at $0.42 per share at the note holder's option, secured by all Company assets.	10,012,300	10,012,300

Various notes payable to various shareholders, interest at 8% per annum, principal and interest payments due December 31, 2025; convertible into common shares of the Company at rates between $0.20 to $0.55 per share at the note holder's option depending on the date of contribution, secured by all Company assets.	3,723,000	3,723,000

Various notes payable to various shareholders, interest at 8% per annum, principal and interest payments due December 31, 2025; convertible into common shares of the Company at $0.40 per share at the note holder's option, secured by all Company assets.	12,400,000	9,010,000

Total notes payable - related parties	49,785,100	46,395,100
Less: current portion	–	–

Long-term portion of related party notes	$49,785,100	$46,395,100

21

DIMICRON, INC. DBA DYMICRON

Notes to the Consolidated Financial Statements

As of June 30, 2023 (Unaudited) and December 31, 2022 (Audited) and for the six-months ended June 30, 2023 and 2022 (Unaudited)

6.            NOTES PAYABLE – RELATED PARTIES (CONTINUED)

Maturities of notes payable - related parties as of June 30, 2023, is as follows:

Six months ending June 30, 2023
2023	$–
2024	–
2025	49,785,100
2026	–
2027	–
Thereafter	–
–
Totals	$49,785,100

Interest expense on the related party notes payable noted above was $2,303,289 and $1,892,164 for the six months ended June 30, 2023, and June 30, 2022, respectively. Interest payable on these notes was $26,523,518 and $24,499,428 as of June 30, 2023, and the six months ended, June 30,2022, respectively.

7.            LEASES

The Company leases certain office space under operating leases. Lease commencement occurs on the date the Company takes possession or control of the property. Original terms for facility related leases are generally between three to five months. Some of the Company’s leases also include rental escalation clauses and/or termination provisions. Renewal options and termination options are included in determining the lease payments when management determines the options are reasonably certain of exercise.

If readily determinable, the rate implicit in the lease is used to discount lease payments to present value: however, substantially all of the Company’s leases do not provide a readily determinable implicit rate. When the implicit rate is not determinable, Company’s estimated incremental borrowing rate is utilized, determined on a collateralized basis, to discount lease payments based on information available at lease commencement.

The Company’s leases typically require payment of common area maintenance and real estate taxes which represent the majority of variable lease costs. Certain lease agreements also provide for variable rental payments based on sales performance in excess of specified minimums, usage measures, or changes in the consumer price index. Variable rent payments based on future performance, usage, or changes in indices were not significant for any of the periods presented. Variable lease costs are excluded from the present value of lease obligations.

The Company’s lease agreements do not contain any material restrictions, covenants, or any material residual value guarantees.

22

DIMICRON, INC. DBA DYMICRON

Notes to the Consolidated Financial Statements

As of June 30, 2023 (Unaudited) and December 31, 2022 (Audited) and for the six-months ended June 30, 2023 and 2022 (Unaudited)

7.            LEASES (Continued)

Lease related assets and liabilities as of June 30, 2023, and December 31, 2022, consist of the following:

	6/30/2023	12/31/2022
Assets
Operating lease assets	$118,820	$159,844
Total lease assets	$118,820	$159,844
Liabilities
Current operating lease liability	$82,780	$78,506
Noncurrent operating lease liability	128,101	90,142
Total lease liability	$210,880	$168,648

Total operating lease expense for the six months ended June 30, 2023, and the month ending June 30, was $48,002 and $55,019, respectively.

The future minimum rental payments required under operating lease obligations as of December 31,2022, having initial or remaining non-cancelable lease terms in excess of one year are summarized as follows:

Years ending December 31,
2023	$98,547
2024	94,169
2025	14,797
2026	–
Thereafter	–
Total	207,513
Less: interest	(8,051)
Present value of lease liabilities	$199,462

The weighted-average remaining lease term and discount rate as of December 31, 2022, are as follows:

Weighted-average remaining lease term
Operating leases (years)	3.20
Weighted-average discount rate
Operating leases	3.99%

23

DIMICRON, INC. DBA DYMICRON

Notes to the Consolidated Financial Statements

As of June 30, 2023 (Unaudited) and December 31, 2022 (Audited) and for the six-months ended June 30, 2023 and 2022 (Unaudited)

8.            STOCKHOLDERS’ EQUITY

On August 30, 2022, the company approved a 1-to-10 reverse stock split. As a result, all shares and related APIC was adjusted retroactive for this corporate action.

Preferred Stock - Series A and Series B

The Company has 5,000,000 shares of preferred stock (Series A and B combined) authorized for issuance with a par value of $0.001 per share. At December 31, 2022, the Company had 506,874 shares of Series B preferred stock issued and outstanding and no shares of Series A preferred stock issued and outstanding. The Series B preferred stock has a liquidation preference of $1.05 per share over the Series A preferred stock and the common stock in the event of a liquidation, dissolution or winding-up of the Company.

Common Stock

The Company has 60,000,000 shares of common stock authorized for issuance with a par value of $0.001 per share. 40,000,000 of these shares are voting common stock and 20,000,000 are nonvoting shares. At December 31, 2022, the Company had 4,407,985 common shares issued and outstanding, all of which were voting shares. As of June 30, 2023 the company has issued 27,069 of non-voting common shares from a Reg A offering that commenced during the 6-month period.

Treasury Stock

In February and March 2005, the Company purchased 103,889 shares of its previously issued and outstanding common stock for $51,944 and is being held as treasury stock. Treasury stock is recorded using the cost method.

9.            TAXES

As of December 31, 2022, the Company had available net operating losses and research tax credits for Federal and State tax purposes of approximately $61,194,085 and $36,725,664, respectively. They are generally allowable for 20 months after year of loss or credit. Starting in 2020, any NOL generated prospectively can be carried forward indefinitely. The Company’s NOLs that were generated previously have begun to expire. No deferred tax asset for net operating losses and research tax credits has been recorded in the consolidated financial statements since it has not yet been determined that the Company will experience a future benefit from them. Therefore, a full valuation has been placed on any deferred tax assets.

24

DIMICRON, INC. DBA DYMICRON

Notes to the Consolidated Financial Statements

As of June 30, 2023 (Unaudited) and December 31, 2022 (Audited) and for the six months ended June 30, 2023 and 2022

10.          STOCK OPTIONS

On July 16, 2002, the Company adopted the Dimicron Incentive Stock Option Plan for employees, directors, and officers of the Company. The Company authorized the issuance of up to 1,450,000 shares of the Company's common stock for this plan. On June 22, 2012, the Company adopted the Dimicron, Inc. 2012 Stock Option Plan, a second stock incentive stock option plan for employees, directors, and officers of the Company that authorized the issuance of up to an additional 1,750,000 shares of the Company's common stock for this plan. In June 2022 the company approved the 2022 Stock option plan of up to 2,000,000 shares of the Company’s common stock for this plan. Periodically, the Company issues incentive stock options to promote the success of the Company and enhance its ability to attract and retain the services of qualified persons.

During the six months ended June 30, 2023, and the month ended June 30, 2022, the Company granted 0 and 0 stock options, respectively.

The Company applies Accounting Standards Codification 718, Compensation - Stock Compensation (ASC 718) for each equity instrument issued which requires the Company to estimate the fair value of each option issued at the grant date. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option pricing model with the following assumptions used for grants: dividend yield of zero percent; expected volatility of 70%; risk free interest rate between 0.59% and 4.61%, and an expected life of four to nine months. During the six months ended June 30, 2023, and June 30, 2022, the Company recognized additional costs of $250,093 and $109,500 as a result of applying ASC 718 to the options (costs amortized over the vesting terms of the options).

A summary of the status of the Company's stock options as of and June 30,2023 and June 30, 2022, and changes during the months is presented below:

	6/30/2023		6/30/2022
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding, June 30,2022	2,706,504	$3.20	13,770,072	$0.32

Granted	–	3.60	2,000,000	0.40
Cancelled/Forfeited/Expired	–	2.90	–	–
Exercised	–	–	–	–
Reverse stock split	–	–	–	–

Outstanding, June 30, 2023	2,706,504	$3.35	15,770,072	$0.32

Exercisable	1,904,300	$3.31	9,192,024	$3.31

As of December 31, 2022, 817,500 options were available for grant under the 2012 Stock Option Plan. As of year-end December 31, 2022, the Company had $869,823 of unrecognized stock-based compensation costs related to non-vested awards that will be recognized over a weighted-average period of 2.18 years.

25

DIMICRON, INC. DBA DYMICRON

Notes to the Consolidated Financial Statements

As of June 30, 2023 (Unaudited) and December 31, 2022 (Audited) and for the six months ended June 30, 2023 and 2022

11.          GOING CONCERN

The Company's consolidated financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable.

In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations, the Company will need, among other things, additional capital resources. Management has been successful in negotiating contracts with strategic partners that, in the past have yielded contract revenue. The Company is currently marketing its spinal disc replacement in the EU and realizes revenue from these efforts. The Company plans to raise additional capital through the sale of equity and debt to current and new stockholders and creditors to sustain operations until revenues from the licensing or commercialization of its technology are sufficient to cover costs. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

12.          SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 30, 2023, the date which the statements were available to be issued. No events have occurred subsequent to year end requiring recording or disclosure in the financial statements.

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ITEM 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

1	Agreement with DealMaker Securities LLC**

2.1	Second Amended and Restated Articles of Incorporation*

2.2	Articles of Amendment to Second Amended and Restated Articles of Incorporation*

2.3	Bylaws*

4.1	Form of Subscription Agreement*

6.1	2022 Stock Option Plan*

6.2	Offer Letter to Edward Bird from the Company*

6.3	Offer Letter to Jeffrey Bennett from the Company*

6.4	Tenth Amended & Restated Convertible Note between Diamicron Lenders LLC and the Company*

* Incorporated by reference to the Company’s offering statement on Form 1-A/A filed with the SEC on September 22, 2022

** Incorporated by reference to the Company’s offering statement on Form 1-A/A filed with the SEC on January 13, 2023

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orem, Utah, on September 26, 2023.

DIMICRON, INC.

/s/ Alan S. Layton
By:	Alan S. Layton, Chief Executive Officer

This report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alan S. Layton
Alan S. Layton, Chief Executive Officer, Chairman of the Board of Directors
Date: September 26, 2023

/s/ Curt Ence
Curt Ence, Comptroller, Principal Accounting Officer and Principal Financial Officer
Date: September 26, 2023

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